SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2005

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated September 7, 2005
2.	Press Release dated October 5, 2005

NEWS RELEASE
For Immediate Release
Wednesday, September 7, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH COMPLETES THE ACQUISITION OF CHATHAM FOREST PRODUCTS INC.
VANCOUVER, British Columbia, September 7, 2005 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced that it has completed the acquisition of Chatham Forest Products Inc. (“Chatham”). Chatham holds an air emissions permit and property rights for a proposed oriented strand board (“OSB”) project in Lisbon, New York. The completion of the purchase follows due diligence and initial feasibility studies as previously announced in March 2005.
Before beginning construction of any new facility, Ainsworth will complete the expansion of the Grande Prairie, Alberta mill (expected in the first quarter of 2007) and will consider the market conditions at that time.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Wednesday, October 5, 2005
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH INITIATES CLAIM AGAINST POTLATCH CORPORATION
VANCOUVER, British Columbia, October 5, 2005 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced that, pursuant to the Purchase Agreement dated August 25, 2004 between Ainsworth and Potlatch Corporation (“Potlatch”), it has filed a notice of claim with Potlatch for reimbursement of repair and related costs at the three OSB mills purchased from Potlatch in Minnesota. The basis of Ainsworth’s claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch. Ainsworth is claiming an amount in excess of the US $60 million cap on the indemnity provided for in the Purchase Agreement. Potlatch has 30 days to complete an investigation of the claim.
Ainsworth spokesperson, Robert Allen, said: “The claim is complex and the Company is currently assessing its financial and accounting impacts.”
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2005

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer